KELSO TECHNOLOGIES INC.

MANAGEMENT DISCUSSION & ANALYSIS

THREE MONTHS ENDED

MARCH 31, 2015

(Expressed in US Dollars unless otherwise indicated)

Kelso Technologies Inc.
Management Discussion and Analysis
Three months ended March 31, 2015
(Expressed in US Dollars unless otherwise indicated)	Page 2 of 25

MANAGEMENT DISCUSSION AND ANALYSIS

GENERAL

The following management discussion and analysis (“MD&A”) of the operations and financial condition of Kelso Technologies Inc. (the “Company” or “Kelso”) provides an overview of significant developments that have affected the Company’s performance during the three months ended March 31, 2015. It should be read in conjunction with the unaudited consolidated financial statements of the Company together with the related notes thereto for the three months ended March 31, 2015.

The unaudited consolidated financial statements for the three months ended March 31, 2015 referred to in this MD&A have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The following MD&A and the Company’s interim consolidated financial statements were approved by the Audit Committee and the Board of Directors on May 6, 2015.

All amounts herein are expressed in United States dollars (the Company’s functional currency) unless otherwise indicated.

References to EBITDA in this MD&A refer to net earnings from continuing operations before interest, taxes, amortization, deferred income tax recovery and non cash share-based payments (Black-Scholes option pricing model). EBITDA is not an earnings measure recognized by IFRS and does not have a standardized meaning prescribed by IFRS. Management believes that EBITDA is an alternative measure in evaluating the Company's business performance. Readers are cautioned that EBITDA should not be construed as an alternative to net income as determined under IFRS; nor as an indicator of financial performance as determined by IFRS; nor a calculation of cash flow from operating activities as determined under IFRS; nor as a measure of liquidity and cash flow under IFRS. The Company's method of calculating EBITDA may differ from methods used by other issuers and, accordingly, the Company's EBITDA may not be comparable to similar measures used by any other issuer.

LEGAL NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking statements” within the meaning of applicable Canadian securities legislation that reflect the Company’s current expectations, forecasts and assumptions. Generally, forward looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words or phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Such forward looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results expressed or implied by such forward looking statements

These include but are not limited to the economic condition of the railroad industry, which is affected by numerous factors beyond the Company’s control including slow sales cycles, the existence of present and possible government regulation and competition.

In general terms the Company's products involve detailed proprietary and engineering knowledge and specific customer adoption criteria, hence factors that could cause actual results to be materially different include that product development may face unexpected delays; orders that are placed may be cancelled; anticipated customer order shipments may be rescheduled to future periods; product may not perform as well as expected; markets for various products may not develop as quickly as anticipated or at all; and operations may run into permit, labor or other problems.

Kelso Technologies Inc.
Management Discussion and Analysis
Three months ended March 31, 2015
(Expressed in US Dollars unless otherwise indicated)	Page 3 of 25

Other factors include the uncertainty that profitable revenue levels can be achieved and sustained, general market circumstances could become unfavorable and there could be a need to continue to access additional development capital from internal or external sources to continue financially healthy business development operations.

Although the Company has attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that could cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.

Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. Readers are advised to consider such forward-looking statements in light of the risks set forth in the Risks and Uncertainties section of this MD&A (Page 19). The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

Additional information about the Company and its business activities is available on SEDAR at www.sedar.com or the Company’s website at www.kelsotech.com.

DATE OF REPORT

May 6, 2015

SUMMARY OF THE THREE MONTHS ENDED MARCH 31, 2015

•

Reported net income (IFRS) for the three months ended March 31, 2015 was $328,869 ($0.01 per share) compared to reported net income of $1,223,575 ($0.03 per share) for the three months ended March 31, 2014.

•	Revenues for the three months ended March 31, 2015 were $6,871,684 compared to $5,480,034 for the three months ended March 31, 2014.

•	EBITDA for the three months ended March 31, 2015 was $1,697,830 compared to EBITDA of $1,666,630 for the three months ended March 31, 2014.

•

Reported net income of $328,869 included items not involving cash for amortization of assets including our new production facility in Bonham, Texas in the amount of $68,649, unrealized foreign exchange expense of $416,031 and share-based expense for incentive stock options (Black-Scholes) in the amount of $540,000.

•

The Company has taxable income and recorded an income tax expense of $344,280 for the three months ended March 31, 2015 compared to an income tax expense of $424,340 for the three months ended March 31, 2014.

•

The Canadian dollar has diminished in value against the US dollar resulting in a provision for an unrealized foreign exchange loss for our Canadian assets in the amount of $416,032 for the three months ended March 31, 2015 compared to $34,264 for the three months ended March 31, 2014.

•	Due to train derailments over past years and larger volumes of business product liability insurance has increased and has been included in cost of goods sold.

•	Cash on deposit at March 31, 2015 was $7,302,022.

•	Working capital at March 31, 2015 was $13,480,653 compared to $12,868,325 at December 31, 2014.

Kelso Technologies Inc.
Management Discussion and Analysis
Three months ended March 31, 2015
(Expressed in US Dollars unless otherwise indicated)	Page 4 of 25

•

To prepare for anticipated product orders created by new PHMSA regulations originally scheduled for January 2015 the Company increased its inventories to $6,266,373 at March 31, 2015 from an inventory position of $4,161,506 at December 31, 2014.

•	Company remains free of interest-bearing long-term debt commitments.

•

Net assets rose to $17,467,795 at March 31, 2015 compared to $16,598,926 at December 31, 2014. This represents a book value of $0.36 per share for March 31, 2015 and $0.37 per share for December 31, 2014.

•	Financial performance during the first quarter has been impacted by the delay in PHMSA regulations and various competitive factors to ensure Kelso secures a larger market share from customers.

•

Product and market development progress, pre-sales strategic and production infrastructure costs and financial results for the three months ended March 31, 2015 although somewhat diminished are within management’s budgets and expectations.

CORPORATE OVERVIEW

Kelso is a railway equipment supplier that produces and sells proprietary tank car service equipment used for the safe loading, unloading and containment of hazardous materials (HAZMAT) during transport. Products are precision engineered and technologically advanced to provide economic operational advantages while reducing the potential effects of human error, environmental harm and regulatory discipline during the transport of HAZMAT via rail.

The Company’s common shares are publicly traded on the Toronto Stock Exchange under the trading symbol KLS and the NYSE Markets Exchange under the trading symbol KIQ. The Company listed on the Toronto Stock Exchange on May 22, 2014 and on the NYSE Markets Exchange on October 14, 2014.

The Company operates in combination with its wholly owned subsidiaries Kelso Technologies (USA) Inc and Kelso Innovative Solutions Inc.

In 1998, in response to growing environmental and safety concerns regarding the transport of HAZMAT, Kelso identified a worthy product development opportunity to pursue. The Company began engineering and testing a new design concept for a unique externally mounted constant force spring pressure relief valve (EPRV) for pressure management of HAZMAT being shipped via railroad.

While this EPRV design was recognized as a major innovation the Company faced many barriers to the advancement of its EPRV ambitions. These barriers included the lack of qualified railroad partners; inadequate financial capital; inability to meet minimum railroad vendor status; no production infrastructure; the inability to secure adequate product liability insurance; and achieving regulatory compliance all of which are required by the railroad industry.

Despite the challenges and with much perseverance the Company did eventually complete industry testing of its EPRV designs with the assistance of some more adventurous hazardous material stakeholders. The EPRV design was successfully patented and subsequently approved for use in the United States and Canadian railroad industry.

Unfortunately management had severely underestimated its limitations. The barriers it faced for market penetration included the need for considerable capital resources, management expertise and production infrastructure. Eventually Kelso’s business prospects stalled due to its poor financial health; lack of development capital and minimal sales results. Kelso found itself financially insolvent and looking for a new direction in early 2010.

The Company recruited and appointed a new executive management team in April 2010 at which time a new commercial business plan was established. In accordance with this strategic plan, new management consolidated the Company’s share capital on the basis of one new Common Share for seven old Common Shares; accessed new equity development capital; recruited railroad expertise; established a new production infrastructure whereby the Company believes it has a strong supply chain which provides parts to produce our products in amounts necessary to satisfy customer purchase orders and fluctuating demand; secured required regulatory approvals; secured product liability insurance; and implemented educational marketing initiatives.

Kelso Technologies Inc.
Management Discussion and Analysis
Three months ended March 31, 2015
(Expressed in US Dollars unless otherwise indicated)	Page 5 of 25

Management has successfully implemented its initial business plans and established multi-million dollar sales of its products to North American rail tank car manufacturers (OEM) and retrofit/repair businesses. In accordance with the established business development goals revenues have grown steadily over the last five audited year end periods as follows: $23,816,809 for the year ended December 31, 2014; $13,131,387 for the year ended December 31, 2013; $2,830,778 for the four month year ended December 31, 2012; $2,233,807 for the year ended August 31, 2012; and $1,326,024 for the year ended August 31, 2011.

The Company improved financial performance from recurring losses to profitability over the last five year end periods. The Company’s net financial performance over the last five year end periods were as follows; net income of $4,025,781 for the year ended December 31, 2014; net income of $2,456,636 for the year ended December 31, 2013; net income of $10,988 for the four month year ended December 31, 2012; a net loss of $1,276,827 for the year ended August 31, 2012; and a net loss of $1,463,869 for the year ended August 31, 2011.

Currently the Company offers approximately 40 commercial products. These products include a series of 36 types of EPRV for pressure management; a revolutionary new one-bolt manway product trademarked the “Kelso Klincher™” (“KKM”); and an eduction tube system (ETS) that address the technical requirements of load and unload operations and the containment of hazardous commodities during transport.

In addition to current product offerings, our product development group, Kelso Innovative Solutions Inc (KIS) is incorporating railroad industry feedback into new product development decisions. Our engineers have been working on patent pending new products that include a high pressure EPRV, dual rating EPRV and a bottom outlet valve which will be added to the Company’s catalogue when qualified. All product developments are expected to contribute substantially to the future financial growth of the Company.

The direction of the Company is being further influenced by the fallout of recent derailments of trains carrying hazardous materials that have raised government concerns and action plans over railroad safety. These concerns include the quality and effectiveness of service equipment used for containment of hazmat during rail operations. Regulatory bodies are now finalizing design criteria for safety enhancements form new tank cars and retrofit on to existing railroad tank cars carrying flammable liquids such as crude oil and ethanol. Two areas of regulatory concern that Kelso has already developed patented products for include a dual rating pressure relief valve that is designed to protect the tank against over-pressurization in an accidental environment involving fire and a bottom outlet valve that ensures full containment of hazardous materials in the event of a train derailment.

Once Kelso can act on the certainty of the final industry regulations and engineering specifications we will co-ordinate the necessary design modifications to our products and increase production rates to service all OEM, retrofit and repair customers’ needs. These products will probably be regulated when they can be produced by a reliable supplier in amounts required for commercial use. This is the focus of our business development plans.

Kelso Technologies Inc.
Management Discussion and Analysis
Three months ended March 31, 2015
(Expressed in US Dollars unless otherwise indicated)	Page 6 of 25

The Company continues to grow its revenues and develop new technology solutions for the railroad industry which has historically been slow to develop or adopt new technologies. Most rail tank car OEMs must deal with restrictive financial budgets coupled with the challenges of strict regulatory testing requirements that are time consuming, risky and contrary to their profit goals. Therefore many technology designs have not changed in decades even though environmental sensitivities, human safety issues and regulatory engineering problems continue to challenge the railroad industry. This provides Kelso with its ongoing opportunities to use its engineering creativity to provide unique technology services to the railroad industry and grow a successful multi-million business.

NEW DEPARTMENT OF TRANSPORTATION REGULATIONS FOR RAIL TANK CARS

On May 1, 2015 Transport Canada (TC) and the Department of Transportation (DOT) of the United States put forth their new requirements for rail tank cars used in the transportation of flammable liquids by rail. The final rules were developed by the U.S. Pipeline and Hazardous Material Safety Administration (PHMSA) and the Federal Railroad Administration (FRA). The rules establish a minimum threshold for rail cars transporting dangerous goods, including petroleum crude oil and ethanol in North America. It covers High Hazard Flammable Trains (HHFT) defined as trains with more than 20 tank cars carrying Packing Group I or II commodities.

New tank cars constructed after October 1, 2015, are required to meet the new DOT Specification 117design or performance criteria. The prescribed car has a 9/16” tank shell, 11-gauge jacket, ½ inch full height head shield, thermal protection and appropriately sized pressure relief valves (PRV) and improved bottom outlet valves (BOV).

Existing tank cars must be retrofitted with the same key components based on a prescriptive, risk based retrofit schedule. As a result of the aggressive, risk-based approach, the final rule will require replacing the entire fleet of DOT-111 tank cars for Packing Group 1, which covers most crude oil shipped by rail, within three years and all non-jacketed CPC-1232 tank cars, in the same service, within approximately five years.

Existing tank cars will have to be retrofitted to meet the new standard under the following time guidelines:

1.	Non-jacketed DOT-111 tank cars in Packing Group I service must be retrofitted by January 1, 2018.

2.	Jacketed DOT-111 tank cars in Packing Group I service must be retrofitted by after March 1, 2018.

3.	Non-jacketed CPC-1232 tank cars in Packing Group I service must be retrofitted by after April 1, 2020.

4.	Non-jacketed DOT-111 tank cars in Packing Group II service must be retrofitted by May 1, 2023.

5.	Jacketed DOT-111 tank cars in Packing Group II service must be retrofitted by after May 1, 2023.

6.	Non-jacketed CPC-1232 tank cars in Packing Group II service must be retrofitted by after July 1, 2023.

7.	Jacketed CPC-1232 tank cars in Packing Group I and Packing Group II service must be retrofitted by after May 1, 2025.

Relevant to Kelso is that the tank car must be equipped with appropriately sized pressure relief valves and improved bottom outlet valves. Kelso is a leader in the design and supply of these technologies.

Kelso Technologies Inc.
Management Discussion and Analysis
Three months ended March 31, 2015
(Expressed in US Dollars unless otherwise indicated)	Page 7 of 25

BUSINESS MODEL

The business model of the Company is focused on the industrial design and engineering development of a new generation of qualified railroad equipment based on our patents, proprietary rights and specific adoption criteria established by our clientele. The resulting commercial products are to be marketed, produced and distributed to our OEM, repair and retrofit customers in the railroad industry.

Our primary goal is to build large profitable revenue streams from these products. Although there is no guarantee that the Company will be successful in achieving these revenue streams should they occur management plans to reinvest positive cash flows from operations into the expansion of our business capabilities to grow earnings to levels that will maintain financial health without further external funding.

Our overall focus is the growth of earnings, dividends and corporate value on behalf of Kelso’s shareholders.

The relevance of Kelso’s products is opportune as the Company believes the railroad industry is entering a boom period due to the rapid growth of crude oil shipments in North America. This has increased the demand for rail tank cars in crude oil service. The Company believes that the railroad industry has not meaningfully re-engineered load/unload and containment systems for hazardous materials in over 70 years. The Company also believes that the social liabilities, environmental sensitivities and worker safety issues have increased government pressure and spurred new regulations in both Canada and the United States. This may prompt the transportation industry to adopt new technologies at a much quicker pace which would provide Kelso with a solid foundation on which to grow a sustainable, profitable business.

Management believes the key features of our business model include:

•	Experienced executive management including the directors and officers of the Company.
•	Focused strategic plans that are achievable and sustainable on low capital investment.
•	Railroad and regulatory alliances and influence.
•	Strong working capital position.
•	Reputable public company governance.
•	Access to development capital (if required).
•	Solid reputation as a reliable supplier of high-quality railroad equipment.
•	Innovative products with a proven exceptional service record.
•	Solution based engineering capability addressing customers’ specific criteria.
•	Creation of a “new generation” of service equipment for tank cars through in-house product development.
•	Acquisition of new or established products that can grow new markets under our management.
•	Marketing initiatives that promote awareness of our products being “best available technology”.
•	Reliable order base from customers to fuel predictable profitable business growth.
•	Production infrastructure and capacity that can supply overall demand.

Although still a small enterprise, Kelso believes that it is at the forefront of technology development for the railroad industry because it has successfully developed products using new technologies which are designed to address current industry and customer demand and replace products that are based on technology developed in some cases 80 years ago. Kelso’s business model is focused on becoming a leader in the design and supply of new technologies aimed at worker safety; and the safe handling and containment of hazardous materials in transportation systems while providing economic advantages to users.

Kelso Technologies Inc.
Management Discussion and Analysis
Three months ended March 31, 2015
(Expressed in US Dollars unless otherwise indicated)	Page 8 of 25

QUALIFIED COMMERCIAL PRODUCTS

The Company currently offers approximately 40 commercial products. The key products include 36 types of EPRV for pressure management applications; the KKM manway securement system and ETS products that address the technical requirements of load/unload operations and the containment of hazardous commodities during transport. Products are designed for use on railroad tank cars but can be modified for use in other markets such as trucking. The Company has patent protection for EPRV and KKM. In addition to current product offerings, Kelso is working on new products to add to the commercial product catalogue by incorporating customer feedback into product development decisions.

External Constant Force Spring Pressure Relief Valves (“EPRV”)

Over the past decade Kelso has been involved in the development, regulatory approvals, marketing and manufacture of EPRV that are designed for railroad tank cars that carry hazardous and non-hazardous commodities. The Company currently offers 36 versions of the EPRV in its product line, including a number of high-performance EPRV products. As required all EPRV products have received AAR approval based on service trials and physical testing. The Company believes that its series of EPRV products are “best available technology” products; proprietary to Kelso; and have a number of significant competitive advantages that include:

•	High “barrier to entry” for competitors due to our patent rights and the years of testing required by the AAR to gain regulatory approvals.
•	The only high flow valve in market that is totally external which limits exposure to chemicals or other corrosive commodities transported in the tank car.
•	Technological improvement over older valve systems as it eliminates the helical coil spring, the internal valve stems and spring guide tube.
•	Multiple springs that prevent disruptions that occur when single spring designs become inoperable due to spring failure.
•	Increased valve reliability due to little or no contact with HAZMAT.
•	Uses flat gasket seal; more tolerant to contamination.
•	Low profile provides for better roll over safety.
•	External design allows complete inspection during loading.

“Kelso Klincher®” Manway (“KKM”)

The Company holds the patent rights for a new one-bolt manway technology trademarked as the “Kelso Klincher®”. The Tank Car Committee (TCC) of the Association of American Railroads (AAR) has cleared the KKM for unrestricted commercial use ending the required Field Service Trial (FST) requirements for the KKM. The TCC encourages innovation and the development of new designs of service equipment that improve tank car safety and reduce the risks of non-accidental releases of hazardous materials. The TCC has favorably recognized the performance of the KKM during the FST and want to see it in service on a broader scale. The TCC will advise all interested parties including shippers, owners and OEMs of rail tank cars that they are able to install as many KKM units as they wish to specify with no restrictions on use.

Kelso Technologies Inc.
Management Discussion and Analysis
Three months ended March 31, 2015
(Expressed in US Dollars unless otherwise indicated)	Page 9 of 25

The Company believes that the KKM is an important technology change for the railroad industry where the return on investment and arguments for customers’ adoption of the KKM are compelling. They include:

•	One bolt-and-strap design eliminates eye-bolt problems and possible leaks due to crushed gaskets.
•	Eliminates lid deformation and nozzle distortion due to the over-torque of eye-bolts.
•	Eliminates relaxation of gaskets under eye-bolt location.
•	Eliminates eye-bolt nuts loosening in transit due to vibration and improper cross-bolting technique – a violation subject to regulatory fines in excess of $5,000 per eye bolt.
•	Standard AAR-approved gasket retention method with currently used hard and soft gaskets.
•	ACME Thread on T-Bolt virtually eliminates loosening due to vibration.
•	Rigid collar at top of nozzle reduces risk of nozzle or lid distortion.
•	Much faster opening and closing operation with one bolt management system which will take the current industry open/close standard cycle time of 25-35 minutes to 5 minutes with the KKM.
•	Uniform load on the gasket prolongs service life as evidenced in field service trial.
•	Reduces possible release of hazardous commodity in a roll-over accident by moving threaded closing mechanism below the plane of the lid.
•	Ease of operation with lightweight hinged lid.
•	No eye-bolts to kick at tank car inspection.

Kelso Tiger Tube™ - Eduction Technology (“ETS”)

Our Kelso Tiger Tube™ ETS is a long-hose device used in the loading and unloading of highly corrosive chemicals from rail and road tank cars. It is constructed of specialty materials and has been specifically designed for the rigors of acid handling and transport.

PRODUCTION

Kelso currently operates three production facilities totaling 92,000 square feet in Bonham, Texas. The Company is fully qualified and certified to produce products for the railroad industry. It has been granted the required certifications including holding a Class D Registration and AAR M1003 Quality Assurance System Certification for its production facilities from the Association of American Railroads.

Location to supply chains and customers is a critical factor in our production strategy in order to reduce distribution costs of inbound components and shipping costs associated with outgoing finished products. Bonham, Texas is within approximately 250 miles of the Company’s main customers. Kelso controls engineering drawing/specifications, assembly, testing, certification and shipping processes for its products. Production output can be scaled upwards when required with minimal capital investment.

Our policy is that all parts and workforce must be sourced in the United States or Canada when possible. The Company utilizes assembly production techniques to produce finished products. Cast and fabricated components of our products are being sourced from expert certified suppliers as AAR regulations require the Company’s principle suppliers to be certified by the Company as meeting AAR requirements through site visits and operational audits. One of the audit requirements of the AAR is that the suppliers must utilize modern equipment and their employees must have proper training certifications including certifications for welding. The Company believes that this production model minimizes expensive capital layouts for manufacturing equipment and certified human resource expertise which in turn reduces our overall financial risks due to fabrication and casting errors.

Kelso Technologies Inc.
Management Discussion and Analysis
Three months ended March 31, 2015
(Expressed in US Dollars unless otherwise indicated)	Page 10 of 25

Cost control and minimization is paramount to the Company’s production strategy as is the plant location relative to customers to reduce distribution costs. The Company has engaged suppliers and individuals with extensive production expertise with the overall goal of attaining economic, effective and efficient assembly operations. The Company requires that individuals and suppliers performing critical operations for component parts must have demonstrated a five year minimum experience with similar production procedures.

In June 2014 the Company completed its new 44,000 square foot facility at a cost of approximately $2.7 million in Bonham, Texas. Based on customer inputs and demand for products the new facility is custom designed to produce high volumes of our EPRV, KKM, bottom outlet valves and several new products that are being developed.

SALES AND MARKETING

Kelso’s marketing objective is to build sales volume and increase market share for our current and future products. This involves building long-term relationships with all stakeholders in the railroad industry. The foundation of our business is the trust and confidence that stakeholders have in our ability to service their needs.

Our products are designed to provide reliable pressure management and containment of all commodities being shipped by rail tank car and are AAR (Association of American Railroads) approved. These commodities range from non-hazardous to the more dangerous and challenging hazardous materials. In general hazardous materials are ones that present serious risks to health or the environment. They may be explosive, gaseous, flammable, toxic, radioactive, corrosive, combustive or leachable. There are hundreds of different hazardous materials being produced and shipped all over North America including crude oil, ethanol, sulfur and acids.

The Company’s experienced marketing and sales professionals work directly with a wide range of customers who produce or retrofit tank cars or use railroad tank cars to transport hazardous and non-hazardous commodities as part of their business operations. We provide orientation services to these customers regarding our technologically advanced products and demonstrate the economic and operational advantages including minimizing the potential negative effects of human error, environmental harm and regulatory discipline for violations. Our sales objective is to have the customer specify our equipment on future orders for new tank cars to be produced or tank cars that are destined for retrofit or repair.

Kelso’s products are not sold directly to the customer purchasing the tank cars as our products are installed on the finished tank car during their production. Once specifications are made by our customers their orders go to the rail tank car manufacturers (“OEMs”) that produce new tank cars or railroad retrofit and repair businesses. These businesses order the customers specified equipment from Kelso to be installed during their production operations.

There are five major OEM customers in North America that purchase Kelso service equipment products on behalf of customers who ship non-hazardous and hazardous materials. They include Trinity Industries, American Railcar Industries, Union Tank Car, National Steel Car and Greenbrier. Although we communicate directly with many companies regarding their needs over 90% of our revenues are expected to be generated from the OEM segment of the railroad market at this time.

In addition management has also established strategic advisory relationships with the Federal Railroad Administration of the United States (FRA) and Transport Canada (TC) both of which have requested that the Company participate in and present at FRA and TC training seminars throughout North America.

Kelso Technologies Inc.
Management Discussion and Analysis
Three months ended March 31, 2015
(Expressed in US Dollars unless otherwise indicated)	Page 11 of 25

Management is also a member of the AAR and has established key strategic relationships and memberships in other influential members of the railroad community including the Rail Supply Institute (RSI) and the Chlorine Institute. The Company is well connected with the Safety and HAZMAT sections of the Class 1 railroads, such as BNSF Railway, CSX, Union Pacific Railroad, Canadian National Railway and Canadian Pacific Railway.

The Company has also implemented educational marketing initiatives whereby the Company sends representatives and speakers to industry seminars and trade shows and to customer sponsored training seminars specific to customer locations.

The Company has recently formed a strategic business and engineering alliance with SafeRack Loading Rack Technologies (“SafeRack”). The goal is to incorporate Kelso’s one-bolt Kelso Klincher® Manway (“KKM”) technology as an integral part of a new generation of high-capacity crude oil loading terminal systems designed and provided by SafeRack. SafeRack is the leading expert in crude oil and liquid natural gas loading terminal engineering, procurement and construction services for the railroad and trucking industry.

Under the arrangement Kelso and SafeRack have successfully developed and tested a fully functional loading arm adaptor that fits both the KKM and older hinged 6 and 8 eye-bolt manways currently in service on tank cars in North America. The adaptor attaches permanently to the existing loading arm apparatus and connects the loading arm to any existing manway in service today. The adaptors are a minimal expense when measured against the substantial capacity gains they will produce hence addressing the concerns of additional capital expenditures required to convert loading terminals that top load HAZMAT.

Revenue Targets

Business opportunities for Kelso remain strong despite recent downturns in the crude oil industry. Demand for new tank cars from other sectors such as the chemical and fertilizer industries continues to keep our prospects for OEM growth in 2015 and 2016 very high. This coupled with the requirements of the new PHMSA retrofit regulations for railroad tank cars should keep demand for railroad equipment heavy for the next 10 years. Kelso expects to advance its business objectives and benefit financially from these regulation changes.

In previous disclosures the Company established its 2013 sales target at $12,000,000 and achieved sales of $13,131,387 (109.4%) . The sales target for 2014 was set at $24,000,000 and sales reached $23,816,809 (99.2%) .

Looking forward to 2015 we have positioned the Company to capitalize on all potential demand for rail tank car equipment anticipated to occur over the next ten years. As previously disclosed our sales target for fiscal 2015 remains at $36,000,000 until management can assess the financial impact and timing of the new PHMSA regulations on our business model. There are many risks (Risks and Uncertainties Page 19) associated in predicting future sales targets and there can be no guarantee that the Company will be able to reach any of its established targets.

Kelso has established a successful four year history of business development with consistent earnings growth over the past two years. Investors are advised to read all Company disclosures thoroughly and carefully to fully assess the Company’s business progress, opportunities and potential.

Kelso Technologies Inc.
Management Discussion and Analysis
Three months ended March 31, 2015
(Expressed in US Dollars unless otherwise indicated)	Page 12 of 25

PRODUCT DEVELOPMENT AND PATENTS

A key cornerstone of Kelso’s ability to sustain business growth lies in our ability to create new commercial products. Our research, development and engineering initiatives are conducted through our wholly owned subsidiary Kelso Innovative Solutions Inc (KIS).

KIS is dedicated to the creation of new patented products that better serve the modern challenges of the domestic and international markets for the transport of HAZMAT via rail and road. KIS works closely with HAZMAT stakeholders designing products that involve detailed proprietary and engineering knowledge and specific industry adoption criteria.

Many of these new products have significant industrial market prospects. Although all our products in development are expected to be successfully qualified, introduced and adopted commercially over the upcoming years there is no guarantee that such products will have significant market prospects or that they will be successfully developed, introduced and adopted commercially.

The Company’s pressure relief valve for high-pressure tank cars (JS330) designed to carry liquefied compressed gas is currently in testing and applications have been made to AAR for service trials. The Company’s BOV, JS330 EPRV, dual rating DPRV and vacuum relief valve (VRV) are currently in the prototype stage with AAR applications expected to be filed in mid 2015 and service trials to begin shortly after approval of the applications.

Bottom Outlet Valve (“BOV”)

The Company has completed the commercial design and internal testing of its new innovative BOV. We have submitted the final required application information to the AAR for service trial testing and the eventual commercial approval of the BOV.

Our BOV involves detailed proprietary and engineering knowledge based on specific regulatory and customer specifications. Our new BOV design features several materials and mechanical engineering innovations that are intended to lead to a “best available safety technology” ranking for our BOV when it is AAR approved and released for commercial service use. The BOV addresses the persistent problems of ball corrosion and operating damage by using a high performance ceramic material for the ball.

The BOV is designed to meet the latest FRA regulations requiring the removal of the operating handle during transit. The valve will fit all existing DOT 111 and CPC 1232 tank cars and the new DOT 117 cars that will be the new standard for shipment of crude oil, ethanol and other hazardous and non-hazardous chemicals.

The Company filed its patent application for this unique BOV design on June 3, 2013. The final patent will probably take 2 years or more to be granted and carry a 17 year life starting from the date the patent is granted. Once AAR approved the BOV is expected to be a major contributor to the future financial performance and growth of Kelso’s business model.

High Pressure JS330 EPRV

Our new high pressure JS330 external constant-force spring pressure relief valve (EPRV) for “Pressure Tank Cars” has been pressure and flow tested and confirmed by an independent, AAR-approved engineering test facility in Nunn, Colorado as required by the railroad industry. We anticipate that the service trial will commence in 2015 and be completed in two years.

Kelso Technologies Inc.
Management Discussion and Analysis
Three months ended March 31, 2015
(Expressed in US Dollars unless otherwise indicated)	Page 13 of 25

Our JS330 is a derivative of our existing EPRV patent and meets the performance specifications and regulatory requirements for pressure tank cars. It is designed for demanding applications in the transport of pressurized commodities such as propane and anhydrous ammonia. A patent application is in process. Kelso has received an AAR application number for the valve.

The JS330 will be offered in 225PSI, 247PSI, 280PSI and 330PSI ratings. It is suitable for applications in both the new tank car and retrofit/repair markets. We anticipate that we can service an additional 1,500 to 2,500 tank cars annually.

Dual Rating Pressure Relief Valve (DPRV)

The Company has filed a patent application for a new DPRV design for use on new rail tank cars and retrofits of existing rail tank cars. Kelso has initiated a proactive design strategy based on these regulatory concerns and as a result we have created a new DPRV design that is based on mechanical engineering innovations that provide safety benefits in both accident and non-accident environments. In general terms in an accident involving fire the DPRV will significantly lower its operating pressure rating to a level that will keep the valve open in order to evacuate the tank car in less than 100 minutes as required by AAR recommendations. This is a dramatic change to current technology capability. In addition, Kelso believes the DPRV will provide economic advantages to the impact of the expense of retrofits facing the railroad industry.

The patent has been filed under a “Non-Publication Request” which keeps the patent filing private until the patent is issued. We have done this for competitive reasons as keeping our invention out of the eyes of our competition until we launch the commercial product carries various market advantages for Kelso. Our competition will most likely become aware of our DPRV when we submit our Application for Approval to the AAR, however they will not have enough details on the design to allow them to try to circumvent our ideas. The final patent will likely take 2 years or more to be granted and carry a 17 year life starting from the date the patent is granted.

Vacuum Relief Valve (VRV)

The design development of our new VRV has been driven by customer demand for a better performance VRV due to high failure rates of current products in use. The VRV is currently in the design and prototype stage.

Kelso will apply to the AAR for an application number and service trial approval once design parameters have been reviewed by the AAR. We anticipate that a field service trial will commence in 2015.

RESULTS OF OPERATIONS

The financial results for the three months ended March 31, 2015 are indicative of a railway service equipment supply company that has successfully transitioned from a product development organization into an industrial business enterprise. Kelso sells and distributes its patented commercial products from a production infrastructure that can reliably supply railroad service equipment to a heavily regulated railroad industry.

The growth in revenues, corresponding expenses and earnings performance during the three months ended March 31, 2015 reflects Kelso’s continued success in the execution of its business plans. The steady growth of sales and distribution of its products to the OEM segment of the rail tank car industry began in April 2012 and have continued to gain momentum ever since.

Financial results reflect the revenue and related operational costs of marketing, producing and distributing its EPRV line as well as strategic costs and investments in new product development associated with future business growth.

Kelso Technologies Inc.
Management Discussion and Analysis
Three months ended March 31, 2015
(Expressed in US Dollars unless otherwise indicated)	Page 14 of 25

Our strategic plan requires Kelso to make considerable ongoing investments in the expansion of production capacity (including equipment, lease costs, training and qualifying human resources); railroad regulatory filings; liability insurance; expanded marketing initiatives; independent lab testing and outside specialized industrial engineering services; new patent applications; enhanced Tier 1 regulatory disclosure in Canada and the United States; more efficient accounting systems and controls; pre-sales production planning and tooling for our KKM and BOV and; the construction of our new 44,000 square foot production facility in Bonham, Texas that was finished in June 2014 that will handle the production of our current and future product lines. The majority of these costs are written off or capitalized in the period when they occur and reflect in the reported profitability of the Company in the period in which they were incurred.

First Quarter - Three months ended March 31, 2015

For the three months ended March 31, 2015, the Company reported net income of $328,869 ($0.01 per share) against revenue of $6,871,684 compared to net income of $1,223,575 ($0.03 per share) against revenue of $5,480,034 for the three months ended March 31, 2014.

Revenues have steadily increased as customers continued to buy larger numbers of higher priced specialized products. The Company has experienced cost increases of raw materials and product liability insurance resulting in gross profit returns of 43.2% for the three months ended March 31, 2015 compared to 46.6% for the three months ended March 31, 2014. Diminishments in the gross profit results were expected within the business development budgets established by management. The Company is working on new production methods to further minimize cost of goods sold.

EBITDA for the three months ended March 31, 2015 was $1,697,830 (24.7% of revenues) compared to $1,666,630 (30.4% of revenues) for the three months ended March 31, 2014. EBITDA has been calculated as follows: net income of $328,869 adding back tax expense of $344,280, share-based expense of $540,000, unrealized foreign exchange loss of $416,032 and amortization charged to operations of $68,649. Two major factors in the decline of EBITDA performance were share-based expense (Black Scholes) in the amount of $540,000 (2014 – Nil) and an unrealized foreign exchange loss of $416,032 (2014 - $34,264).

In accordance with IFRS, reported income for the three months ended March 31, 2015 includes items not involving cash. These non cash items include amortization of equipment and patents of $68,649; unrealized foreign exchange loss of $416,031 income tax; and a share-based expense of $540,000.

Factors in the reported income for the three months ended March 31, 2015 include expenses related to ongoing marketing initiatives in the amount of $206,003 (2014 - $97,952) and related travel costs of $91,080 (2014 - $42,538). These expenses are directly related to the growth of revenue during the first quarter. These ongoing marketing initiatives continue to fuel our future business growth.

A key component of our future business growth is the research, design, testing and qualification of new products. During the three months ended March 31, 2015 our industrial product design and development costs rose to $177,958 (2014 - $70,936). This includes expenses related to design and continuing testing of our new VRV, DPRV, BOV and JS330 EPRV both of which form a significant opportunity for Kelso to grow its future revenues.

The growth of our business and preparing for the impact of the new PHMSA regulations reflect in our ongoing investments in human resources, marketing, sales and production operations for the three months ended March 31, 2015. The Company recorded office and administrative costs of $302,428 (2014 - $180,978), executive management fees of $306,442 (2014 - $314,639) which includes an accrual for management performance bonuses of $133,362; and consulting fees including investor relations of $176,120 (2014 - $105,870) for the three months ended March 31, 2015.

Kelso Technologies Inc.
Management Discussion and Analysis
Three months ended March 31, 2015
(Expressed in US Dollars unless otherwise indicated)	Page 15 of 25

Accounting, audit and legal fees are cost components in our corporate finance strategies and the administration functions of a publicly listed industrial company. Costs for these professional services rose to $89,176 for the three months ended March 31, 2015 (2014 – $60,376). The Company accrues its audit costs on a quarterly basis and legal costs are related to public company administration including the preparation and filing of press releases, regulatory documentation including (Annual Information Form) and Securities Exchange Commission documentation (20-F).

The Company’s functional currency is US dollars but Kelso holds various assets in Canadian dollars. The Canadian dollar has recently diminished in value against the US dollar therefore we have recorded an unrealized foreign exchange loss of $416,032 for the three months ended March 31, 2015.

The Company generates taxable income. For the three months ended March 31, 2015 in accordance with IFRS we have recorded an income tax expense of $344,280.

Although business and profitability have improved during the three months ended March 31, 2015, management cautions that the infrastructure of the railroad industry and new proposed regulations pose many challenges to the future development and adoption of our products. Economic and regulatory uncertainty could have a material effect on our current or future business including financial condition and results of operations (see Risks and Uncertainties on Page 19).

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2015 the Company had cash on deposit in the amount of $7,302,022, accounts receivable of $3,821,242, prepaid expenses of $420,673 and inventory of $6,266,373 compared to cash on deposit in the amount of $9,895,463, accounts receivable of $2,850,180, prepaid expenses of $58,432 and inventory of $4,161,506 at December 31, 2014. The Company’s current ratio for each respective period was an extremely healthy 4.1:1.

The working capital position of the Company at March 31, 2015 improved to $13,480,653 which includes $144,888 due to related parties compared to a working capital position of $12,868,325 which includes $728,554 due to related parties at December 31, 2014.

Net assets grew to $17,467,795 at March 31, 2015 compared to $16,598,926 at December 31, 2014. At March 31, 2015 the Company had no interest bearing long-term liabilities or debt.

Kelso’s primary source of revenue is from new rail tank car builders and retrofit/repair customers. Kelso is confident that the demand for its current products and new product offerings will continue to improve revenue gains in future periods. Indicators in the rail industry suggest that the demand for new tank car builds and mandatory retrofit activity will grow steadily during 2014 through 2017 and should provide Kelso with steady growth in sales revenue.

The Company can generate the necessary capital resources required to finance operations by way of the sales of its products; the exercise of incentive stock options; and the issuance of equity securities through private placements if funding is necessary. The Company received no new equity capital from the exercise of options and subscriptions during the three months ended March 31, 2015.

The Company declared its second annual dividend on April 1, 2015 in the amount of $0.03 per share resulting in a total cash outlay of $1,377,653. The dividend is payable in cash on April 30, 2015.

Management takes all necessary precautions to minimize risks however additional risks could affect the future performance of the Company. Business risks are detailed in the Risks and Uncertainties section of this MD&A (Page 19).

Kelso Technologies Inc.
Management Discussion and Analysis
Three months ended March 31, 2015
(Expressed in US Dollars unless otherwise indicated)	Page 16 of 25

SELECTED QUARTERLY INFORMATION

	3 months	3 months	3 months	3 months
	ended	ended	ended	ended
	Mar 31	Dec 31	Sep 30	Jun 30
	2015	2014	2014	2014
Revenues	$6,871,684	$6,751,794	$5,936,597	$5,648,384
Cost of goods sold	$3,904,582	$3,818,211	$3,131,208	$3,018,499
Gross profit	$2,967,102	$2,933,583	$2,805,389	$2,629,885
Net expenses including non-cash items	$2,638,233	$2,171,262	$1,846,350	$1,549,039
Income for the quarter	*$328,869	*$762,321	$959,039	$1,080,846
Basic and diluted earnings per share	$0.01	$0.02	$0.02	$0.02
Common shares outstanding	45,246,752	45,246,752	44,502,766	44,020,314

	3 months		*3 months	3 months	3 months
	ended		ended	ended	Ended
	Mar 31		Dec 31	Sep 30	Jun 30
	2014		2013	2013	2013
Revenues	$5,480,034		$4,901,356	$3,555,829	$2,660,140
Cost of good sold	$2,924,566		$2,582,300	$2,128,360	$1,780,317
Gross profit	$2,555,468		$2,319,056	$1,427,469	$879,823
Expenses including non-cash items	$1,331,893	$	**113,447	$1,416,823	$719,159
Income for the quarter	$1,223,575		$2,205,609	$10,646	$160,664
Basic and diluted per share	$0.03		$0.06	$0.00	$0.00
Common shares outstanding	43,620,043		43,020,326	42,357,847	41,415,347
  * Includes audit accruals and/or IFRS adjustments including income taxes
  ** includes deferred income tax recovery in the amount of $832,171

At March 31, 2015, and at the date of this report, there are no proposed transactions to disclose.

SELECTED ANNUAL INFORMATION

	Year		Year		4 month		Year
	ended		ended		Year ended		ended
	Dec 31		Dec 31		**Dec 31		August 31
	2014		2013		2012		2012

Revenues	$23,816,809		$13,131,387		$2,830,778		$2,233,807
Cost of goods sold	$12,892,484		$7,826,180		$1,937,607		$1,673,434
Gross profit	$10,924,325		$5,305,207		$893,171		$560,373
Expenses including non cash items and before deferred income tax recovery	$5,173,711		$3,680,742		$882,183		$1,837,200
Deferred income tax recovery	$0.00		$832,171		$0.00		$0.00
Income tax expense	$1,724,833		$0.00		$0.00		$0.00
Net income (loss) for the year	$4,025,781		$2,456,636		$10,988		$(1,276,827)
Number of common shares outstanding	45,246,752		43,020,326		39,990,583		36,659,583
Earnings(Loss) per common share	$0.09		$0.06		$0.00		$(0.04)
Cash	$8,577,693		$4,462,531		$1,421,053		$2,582
Working capital	$12,868,325		$7,447,170		$3,470,762		$1,422,376
Total assets	$19,378,412		$9,283,388		$4,319,482		$2,689,346
Long-term financial liabilities	$0.00		$0.00		$0.00		$0.00
Dividends declared per share	$0.01	$	nil	$	nil	$	nil

** Transition year - The Company changed its fiscal year end to December 31 effective December 31, 2012

Kelso Technologies Inc.
Management Discussion and Analysis
Three months ended March 31, 2015
(Expressed in US Dollars unless otherwise indicated)	Page 17 of 25

OFF BALANCE SHEET TRANSACTIONS

There are currently no off balance sheet arrangements which could have a material effect on current or future results of operations or on the financial condition of the Company.

FINANCIAL INSTRUMENTS

Financial instruments are agreements between two parties that result in promises to pay or receive cash or equity instruments. The Company classifies its financial instruments as follows: cash is classified as a financial asset at FVTPL; accounts receivable is classified as loans and receivables; and due to related parties and accounts payable are classified as other financial liabilities, which are measured at amortized cost. The carrying value of these instruments approximates their fair values due to their short term to maturity.

The Company has exposure to the following risks from its use of financial instruments:

•	Credit risk;
•	Liquidity risk; and
•	Market risk.

(a)	Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Cash is placed with a major Canadian financial institution and the Company’s concentration of credit risk for cash and maximum exposure thereto is $7,302,022 at March 31, 2015 (December 31, 2014 - $9,895,463).

With respect to its accounts receivable, the Company assesses the credit rating of all customers and maintains provisions for potential credit losses, and any such losses to date have been within management’s expectations. The Company’s credit risk with respect to accounts receivable and maximum exposure thereto is $3,821,242 at March 31, 2015 (December 31, 2014 - $2,850,180). The Company’s concentration of credit risk for accounts receivable at March 31, 2015 with respect to Customer A is $763,881 (December 31, 2014 - $987,819), while Customer B is $887,775 (December 31, 2014 - $305,730).

(b)	Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they fall due. The Company’s approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquid funds to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. At March 31, 2015, the Company has $7,302,022 (December 31, 2014 - $9,895,463) of cash to settle current liabilities of $4,329,657 with the following due dates; trade accounts payable of $2,894,350 (December 31, 2014 - $2,412,302) are due within three months; taxes payable of $1,290,419 (2014 - $975,000) are due within six months of the year end; management bonus payable of $133,362 (2014 - $694,767) are due within five and one-half months of the year end; and due to related party balances of $11,526 (December 31, 2014 - $15,187) are due on demand.

Kelso Technologies Inc.
Management Discussion and Analysis
Three months ended March 31, 2015
(Expressed in US Dollars unless otherwise indicated)	Page 18 of 25

(c)	Market risk

The significant market risks to which the Company is exposed are interest rate risk and currency risk.

(i)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in market interest rates. The Company’s cash consists of cash held in bank accounts that earn interest at variable rates. Due to the short-term nature of this financial instrument, fluctuations in market rates of interest do not have a significant impact on the estimated fair value or future cash flows.

(ii)	Currency risk

The Company is exposed to currency risk to the extent expenditures incurred or funds received and balances maintained by the Company are denominated in Canadian dollars (“CAD”). The Company does not manage currency risk through hedging or other currency management tools.

As at March 31, 2015 and December 31, 2014, the Company’s net exposure to foreign currency risk is as follows (in CDN):

	March 31, 2015	Dec 31, 2014
Net assets	$5,152,124	$5,696,267

Based on the above, assuming all other variables remain constant, a 10% weakening or strengthening of the USD against the CAD would result in approximately $515,200 (December 31, 2014 - $570,000) foreign exchange loss or gain in the consolidated statements of operations.

(iii)	Other price risk

Other price risk is the risk that the future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or currency risk. The Company is not exposed to other price risk.

CAPITAL MANAGEMENT

The Company considers its capital to be comprised of shareholders’ equity.

The Company’s objectives in managing its capital are to maintain its ability to continue as a going concern and to further develop its business. To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to meet its strategic goals.

Although the Company has been successful at raising funds in the past through the issuance of capital stock, it is uncertain whether it will continue this method of financing due to the current difficult market conditions and the continued internal growth of the Company’s operations.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. Management reviews the capital structure on a regular basis to ensure the above objectives are met. There have been no changes to the Company’s approach to capital management during the year. There are no externally-imposed restrictions on the Company’s capital.

Kelso Technologies Inc.
Management Discussion and Analysis
Three months ended March 31, 2015
(Expressed in US Dollars unless otherwise indicated)	Page 19 of 25

DISCLOSURE CONTROLS AND PROCEDURES

The Company maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete, accurate, reliable and timely. The disclosure controls and procedures (“DC&P”) are designed to provide reasonable assurance that information required to be disclosed in the annual filings, interim filings or other reports filed under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation and include controls and procedures designed to ensure that information required to be disclosed is accumulated and communicated to Management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure.

The President and Chief Executive Officer and Chief Financial Officer of the Company have evaluated, or caused the evaluation of, under their direct supervision, the design effectiveness of the Company’s DC&P (as defined in Regulation 52-109 - Certification of Disclosure in Issuer’s Annual and Interim Filings) as at March 31, 2015, and have concluded that such DC&P were designed effectively.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal controls over financial reporting (“ICFR”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Management has evaluated the design of its ICFR as defined in Regulation 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings. The evaluation was based on the criteria established in the “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992) (“COSO”). This evaluation was performed by the President and Chief Executive Officer and Chief Financial Officer of the Company with the assistance of other Company management and staff to the extent deemed necessary. Based on this evaluation, the President and Chief Executive Officer and Chief Financial Officer concluded that the ICFR were effectively designed as at March 31, 2015.

In spite of its evaluation, Management does recognize that any controls and procedures; no matter how well designed and operated, can only provide reasonable assurance and not absolute assurance of achieving the desired control objectives.

RISKS AND UNCERTAINTIES

Our business operations involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results expressed or implied by forward looking statements in this MD&A. The Company is diligent in minimizing exposure to business risk, but by the nature of its activities and size, will always involve some risk. These risks are not always quantifiable due to their uncertain nature.

“Our products involve detailed proprietary and engineering knowledge and specific customer adoption criteria. If the Company is not able to effectively protect its intellectual property or cater to specific customer adoption criteria, our business may suffer a material negative impact and could fail.”

The success of our company will be dependent on our ability to successfully develop; qualify under current regulations; and protect our technologies by way of patents and trademarks.

Kelso Technologies Inc.
Management Discussion and Analysis
Three months ended March 31, 2015
(Expressed in US Dollars unless otherwise indicated)	Page 20 of 25

The Company has obtained patents for its external constant force spring pressure relief valves (Patent No. 5,855,225) and a one-bolt manway system trademarked the “Kelso Klincher®” (Patent No. US 7,104,722 B2) The Company does not have a patent for its Kelso Tiger Tube™ - Eduction Technology eduction tube technology. The patent for the ETS technology expired several years ago, although the Company does hold manufacturing, sale and technology rights. The Company has also obtained trademarks for its product names, particularly “Kelso Klincher®” (issued on January 29, 2013 under number 4,282,652) and has filed a trademark application for its Kelso Tiger Tube.

In addition the Company has filed a patent application under a “Non-Publication Request” for its Bottom Outlet Valve design. A “Non-Publication Request” keeps the patent filing private until the patent is issued. Patent applications filed under a “Non-Publication Request” only provide protection in the U.S. and not internationally.

If we are unable to secure trademark and patent protection for our intellectual property in the future, or that protection is inadequate for future products, our business may be materially adversely affected.

Further, there is no assurance that our railroad equipment products and other aspects of our business do not or will not infringe upon patents, copyrights or other intellectual property rights held by third parties. Although we are not aware of any such claims, we may become subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. If we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives. In addition, we may incur substantial expenses and diversion of management time in defending against these third-party infringement claims, regardless of their merit Successful infringement or licensing claims against us may result in substantial monetary liabilities, which may materially and adversely disrupt our business.

“The Company may be unable to secure or maintain regulatory qualifications for its products.”

The Association of American Railroads (the “AAR”) has specific adoption criteria that must be met before the Company’s products can be utilized by customers in the railroad industry. The Company has been successful in obtaining AAR approvals for its key products; however, there is no guarantee that the Company’s products will continue to meet AAR standards and adoption criteria as they evolve or that new products developed by the Company will receive AAR approval. In addition, certain customers may have specific adoption criteria beyond what is required by the AAR, and there is no guarantee that the Company will be able to cater to these specific adoption criteria. The Company’s failure to meet AAR and customer adoption criteria could have a material negative impact on the Company’s ability to obtain purchase orders and generate revenue.

“The Company may not have sufficient capital in the future to meet rapid increases in production demands and may be unable to sustain its ability to grow its operations as quickly as anticipated.”

Although the Company was profitable and had a positive working capital in the amount of $13,480,653 at March 31, 2015, the Company may, from time to time, face a working capital deficit. To maintain its activities, the Company may require access to additional capital through the sale of securities or obtaining debt financing. There can be no assurance that the Company will be successful in obtaining such additional financing and failure to do so could result in the inability of the Company to develop new products; meet production schedules; execute delivery orders; and continue its operations.

Kelso Technologies Inc.
Management Discussion and Analysis
Three months ended March 31, 2015
(Expressed in US Dollars unless otherwise indicated)	Page 21 of 25

“The Company has a limited operating history and may not be able to achieve its growth objectives.”

The Company has a limited history of earnings. The Company is subject to all of the business risks and uncertainties associated with any business enterprise which is transitioning from product development to profitable operations, including the risk that it will not achieve its growth objectives. There is no assurance that the Company will be able to successfully complete its business development plans or operate profitably over the short or long term. The Company is dependent upon the good faith and expertise of management to identify, develop and operate commercially viable product lines. No assurance can be given that the Company’s efforts will result in the development of additional commercially viable product lines or that the Company’s current product lines will prove to be commercially viable in the long-term. If the Company’s efforts are unsuccessful over a prolonged period of time, the Company may have insufficient working capital to continue to meet ongoing obligations and its ability to obtain additional financing necessary to continue operations may also be adversely affected. Even if the Company is successful in developing one or more additional product lines, there is no assurance that these product lines or its existing product lines will be profitable.

“New commercial markets for our products may not develop as quickly as anticipated or at all.”

Markets for the Company’s products may not develop as quickly as anticipated, or at all, resulting in the Company being unable to meet its revenue and production targets. This may have a material negative impact on the Company, particularly if the Company has incurred significant expenses to cater to increased market demand and such market demand does not materialize.

“Unforeseen competition could affect our ability to grow our revenues as projected.”

Although the Company has patents, trademarks and other protections in place to protect the proprietary technology on which the Company’s business is dependent, competitive products may be developed in the future. Competition could adversely affect the Company’s ability to acquire additional market share or to maintain revenue at current and projected levels.

“Customer orders that are placed may be cancelled or rescheduled.”

Although the Company makes efforts to ensure customers are satisfied with the Company’s products, there is a risk that customers may cancel purchase orders before they are filled. This may have a material negative impact on the Company, particularly if the Company has already ordered the component parts required to assemble the finished products for that order or if the Company has assembled the required finished products. The negative impact may be mitigated by the Company’s ability to utilize the component parts and finished products to satisfy other purchase orders, but there is no guarantee that the Company will able to mitigate the risk of loss to the Company from cancelled orders in this manner.

“The Company is dependent on a small number of OEM customers.”

Although management is optimistic about the Company’s future as a railroad equipment supplier, the Company is dependent upon the five major customers that comprise the railroad tank car manufacturers for a significant portion of its revenue. In particular, the Company is dependent on two major US corporations as customers. Although customers have displayed a pattern of consistent product orders over the past 24 months and timely payment of accounts owing, there is no guarantee that sales to these customers will continue at current levels or that these customers will continue to satisfy their payment obligations to the Company in a timely manner. The Company does not have any formal agreements for long term, large-scale purchase orders with these customers and only sells to them when purchase orders are received. The Company expects that this limited number of customers will continue to represent a substantial portion of its sales for the foreseeable future. The loss of any of these customers could have a material negative impact upon the Company and its results of operations.

Kelso Technologies Inc.
Management Discussion and Analysis
Three months ended March 31, 2015
(Expressed in US Dollars unless otherwise indicated)	Page 22 of 25

“Current products may not perform as well as expected.”

There is a risk that the Company’s products may not perform as well as expected, which may result in customer complaints, returned products, product recalls and/or loss of repeat customer orders. Any one of these effects may have a material negative impact on the Company’s ability to generate revenue and continue operations.

“There may be a shortage of parts and raw materials.”

The Company currently has approximately three to five suppliers in the United States for each of the component parts and raw materials required to assemble the Company’s finished products. There is a risk that the Company may face a shortage of parts and raw materials in the future if the Company’s suppliers are unable to support current or increased customer demand for the Company’s products. This could have a material negative impact on the Company, its revenues and continued operations.

“Production capacity may not be large enough to handle growth in market demand.”

The Company’s production facilities may not be large enough to handle growing market demand for the Company’s products if market demand is beyond projected levels. The Company may not have sufficient capital to fund increased production at its existing facilities or to add new production facilities, and even if the Company did have sufficient funds for these purposes, the turnaround time to increase production may not be fast enough to meet market demand. This may have a material negative impact on the Company’s ability to maintain existing customers and expand its customer base, and its ability to generate revenue at current and projected levels.

“The Company’s product development efforts may not result in new qualified commercial products.”

The Company’s efforts to research and develop new products for the railroad industry and to develop applications for the Company’s products in other industries, such as the trucking industry, may not result in commercially viable products or applications. This may have a negative impact on the Company as its current products may cease to be best-available technology and the Company would not have a replacement or alternative product offering. Also, this may result in the Company’s investment into such research and development being a loss.

“The Company may face uninsurable or underinsured risks.”

In the course of development and production of railroad equipment products, certain risks, and in particular, destruction of production facilities by a natural disaster, acts of terrorism, acts of war or patent infringement may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company. Of the above listed risks only an act of war is truly uninsurable. The Company maintains commercial general liability insurance for claims up to $2,000,000 in aggregate and $1,000,000 per incident, as well as product liability insurance for claims up to $2,000,000 in aggregate and $1,000,000 per incident. Although the Company believes that the insurance policies currently in place adequately insure the Company given the size of its customer base and revenues from product sales, there is a risk that the Company’s insurance coverage may not be sufficient to cover future products claims.

Kelso Technologies Inc.
Management Discussion and Analysis
Three months ended March 31, 2015
(Expressed in US Dollars unless otherwise indicated)	Page 23 of 25

“Raw materials used by the Company for the production of its products are subject to price fluctuations which could change profitability expectations.”

Many of the materials used in our Company’s products are common raw materials such as steel and rubber. These raw materials can be subject to significant price fluctuations. A steep rise in the price of such raw materials may have an adverse effect on the pricing of our products and our operating results. As our Company does not have any purchase agreements with customers, we are able to mitigate the risks associated with price fluctuations in our raw materials by adjusting the pricing of our products accordingly. However, there is no guarantee that customers will continue to purchase our products if prices are adjusted due to the fluctuation in the price of raw materials.

“The success of the Company’s business depends substantially on the continuing efforts of its senior executives, and its business may be severely disrupted if the Company loses their services.”

The future success of the Company heavily depends upon the continued services of its senior executives and other key employees. In particular, the Company relies on the expertise and experience of its Chief Executive Officer and Chief Financial Officer and the CEO of Kelso Technologies (U.S.A.) Inc. and Kelso Innovative Solutions Inc. These individuals are under contractual obligations to the Company expiring on December 31, 2016, however if one or more of the Company’s senior executives were unable or unwilling to continue in their present positions, the Company might not be able to replace them easily or at all. If any of the Company’s senior executives joins a competitor or forms a competing company, the Company may lose clients, suppliers, key professionals, technical know-how and staff members.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, then actual results may vary materially from those described on forward-looking statements.

RELATED PARTY TRANSACTIONS

Related party transactions not otherwise described in these consolidated financial statements are shown below. The remuneration of the Company’s directors and other members of key management, being the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and the Executive Vice-President of Business Development who have the authority and responsibility for planning, directing and controlling the activities of the Company, consist of the following amounts:

	March 31, 2015	March 31, 2014

Management compensation	$173,079	$131,538
Management bonus*	$133,362	$183,101

* The Company has management bonus agreements whereby 10% of the annual income before taxes and share-based expense is equally distributed to management.

As at March 31, 2015, amounts due to related parties, which is unsecured and has no interest or specified terms of payments, is $144,888 (2014 - $709,954) consisting of $133,362 (2014 - $694,767) for management bonus payable and $11,525 (2014 - $15,187) for reimbursement of expenses to a director of the Company.

Kelso Technologies Inc.
Management Discussion and Analysis
Three months ended March 31, 2015
(Expressed in US Dollars unless otherwise indicated)	Page 24 of 25

DISCLOSURE OF OUTSTANDING SHARE DATA

As of May 11, 2015 the Company had the following number of securities outstanding:

1)	Common shares issued and outstanding: 45,921,752

2)	Share purchase options outstanding: 2,068,571

3)	Share purchase warrants outstanding: None

SUBSEQUENT EVENTS

Subsequent to period end:

(i)	675,000 share purchase options were exercised for gross proceeds of $171,595; and

(ii)	the Company declared it would pay a cash dividend of US$0.03 per share to shareholders of record at the close of business on April 15, 2015. A dividend was paid on April 30, 2015 for US$1,377,653.

OUTLOOK

On May 1, 2015 Transport Canada (TC) and the Department of Transportation (DOT) of the United States put forth their new requirements for rail tank cars used in the transportation of flammable liquids by rail. The final rules were developed by the U.S. Pipeline and Hazardous Material Safety Administration (PHMSA) and the Federal Railroad Administration (FRA).

The rules govern the retrofit of existing DOT 111 and CPC 1232 rail tank cars and the production of the new DOT-117 and TC-117 rail tank cars. The rules establish a minimum threshold for rail cars transporting dangerous goods including petroleum crude oil and ethanol and other flammable commodities in North America. The primary theme of the new regulations is improving the survivability of a tank car in an accident and the adoption and use of the best available safety technologies (BAST) for the rail transport of hazardous materials.

Government regulations are a key risk factor in our business development plans. With regulatory certainty management can better plan for the impact on our business operations. We have already invested in the human resources and required inventories to ensure that we can service the overall demand from the industry created by the new regulations.

Originally scheduled for January 2015 the delayed PHMSA regulations have proven problematic to the owners of rail tank cars during 2015. With regulatory certainty owners can now commit to their final design specifications for their new and existing tank cars. Tank cars can be ordered by customers that are compliant under the PHMSA guidelines and OEM production and retrofit schedules can be finalized.

Rail tank car manufacturers (OEM) have announced record backlog orders for new tank cars that will require 2 to 3 years to complete. Kelso is expected to benefit from these new orders as well as the anticipated mandatory retrofit of existing tank cars dictated by the PHMSA regulations.

Relevant to Kelso is the new regulations call for the use of an appropriately sized pressure relief valve (PRV) and improved bottom outlet valve (BOV) for all tank cars carrying Packing Group I and II chemicals which include crude oil and ethanol as well as many other flammable chemicals. NTSB (National Transportation Safety Board) has recommended high-flow PRV for all Packing Group I and II rail tank cars.

Kelso Technologies Inc.
Management Discussion and Analysis
Three months ended March 31, 2015
(Expressed in US Dollars unless otherwise indicated)	Page 25 of 25

Kelso’s catalogue of pressure relief valves covers the full range of low flow and high-flow high-performance specifications for all new tank cars and all existing tank cars to be retrofitted in accordance with the new PHMSA regulations. The Company is also in the process of introducing its new innovative BOV. The Company is well positioned to service all industry needs for PRVs and manways for the production of new and the retrofit of existing rail tank cars.

NTSB has noted in several derailment incidents including Lac Megantic that the eye-bolts on current manways were sheared off due to the vertical position of the eye-bolts on top of the manway. Eye-bolts are a problematic issue due to their poor design characteristics. When sheared off in an accident event the HAZMAT can be released into the environment.

Although not specifically addressed in the new PHMSA regulations Kelso continues to market its Kelso Klincher® manway as a BAST design providing a more secure containment in an accident. The key is that the Klincher® has no eye-bolts. Klincher® is a unique one-bolt design with the bolt mounted horizontally below the top of the manway and therefore unlikely to shear off in an accidental derailment. We believe that our Klincher® is a BAST design that with regulatory certainty in place could be adopted in larger numbers with influence from regulators, insurers, first responder organizations and shippers of hazardous materials.

Our financial health and ability to conduct business remain strong. Working capital has risen steadily and our capital needs are financed from operations. Going forward we have positioned the Company to capitalize on business opportunities for our products. Our objective is to continue to improve our financial performance, dividends and corporate value on behalf of our shareholders.

Kelso Technologies Inc.

James R. Bond,
President and Chief Executive Officer